Exhibit 99.3

James Hardie

James Hardie Industries plc
ARBN 097 829 895
Incorporated in Ireland. The liability of members is limited
Registration Number: 485719
Registered Office: Second Floor, Europa House,
Harcourt Centre, Harcourt Street, Dublin 2, Ireland

JHX

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Lodge your Voting Instruction Form:

Online:
www.investorvote.com.au

By Mail:
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Victoria 3001 Australia

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Voting Instruction Form - 2018 Annual General Meeting (AGM)

Vote online or view the Annual Report, 24 hours a day, 7 days a week:
www.investorvote.com.au

- ☑ **Complete your Voting Instruction Form**
- ☑ **Access the Annual Report**
- ☑ **Review and update your securityholding**

Your secure access information is:
Control Number: 999999
SRN/HIN: I9999999999 **PIN: 99999**
PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

For your voting instruction to be effective it must be received by 7:00pm (Sydney time) on Wednesday, 8 August 2018

How to Vote

By signing this Voting Instruction Form, you direct CHESS Depositary Nominees Pty Limited (CDN) to appoint the Chairman of the meeting or a person designated by you as its Nominated Proxy to vote the shares in the company held by CDN on your behalf in respect of the resolutions to be considered at the AGM to be held in Dublin on Friday, 10 August 2018 and at any adjournment of that meeting, as indicated on this form, and to vote or abstain in respect of any procedural resolution as the Nominated Proxy (as applicable) thinks fit.

If you want to apportion your vote, you must clearly enter the portion to be voted in a particular manner in the box opposite the resolution in Step 2 overleaf. This may be done by specifying the number of shares underlying your CUFS holding or the percentages of that holding. If you vote in excess of 100% of your holding for the resolution, your vote on the resolution will be invalid. If you mark more than one box for the resolution, except to show a portion in the manner discussed above, your vote on that resolution will be invalid.

If you lodge the Voting Instruction Form prior to the AGM, and complete your voting directions on that form, your voting instructions may only be changed if you submit a further Voting Instruction Form before the closing date at 7:00pm (Sydney time) on **Wednesday, 8 August 2018.**

There will be no voting facilities for the teleconference of the meeting.

Attending the Meeting

Persons seeking to attend the AGM will be required to provide appropriate identification to receive an entry card.

Appointing the Chairman as Proxy (Option A)

To instruct CDN to appoint the Chairman of the meeting as its Nominated Proxy to vote the shares underlying your CUFS:
Step 1 - Place a cross in the box next to Option A.
Step 2 - Place a mark or specify the number of shares or percentage of your holding to be voted in one of the boxes opposite the resolution. The shares underlying your CUFS will be voted in accordance with this direction.
If you do not mark 'For', 'Against', or 'Abstain' in respect of resolutions 1, 2, 3, 4, 5, 6, 7 and 8 you acknowledge that the Chairman of the meeting will vote as he decides. The Chairman intends to vote undirected proxies in favour of each of these resolutions.

If you mark the 'Abstain' box, you are directing the Chairman (as CDN's Nominated Proxy) not to vote on the resolution(s) and your votes will not be counted in computing the required majority.

Appointing a proxy of your choice 'Nominated Proxy' (Option B)

To instruct CDN to appoint a Nominated Proxy of your choice (other than the Chairman of the meeting) or failing your nominee's attendance at the AGM, the Company Secretary who may vote the shares underlying your CUFS at James Hardie's AGM:
Step 1 - Write the person you appoint in the box at the top of the form overleaf.
Step 2 - Place a mark or specify the number of shares or percentage of your holding to be voted in one of the boxes opposite the resolution.

* If the Nominated Proxy is a corporate and the written instruction will be submitted by a representative of the corporate, the appropriate 'Certificate of Appointment of Corporate Representative' form will need to be provided along with the written instructions. A Corporate Representative form may be obtained from Computershare or online at www.investorcentre.com under the help tab, 'Printable Forms'.

You may instruct CDN to appoint yourself or your nominee as a Nominated Proxy, or failing your or your nominee's attendance at the AGM, the Company Secretary as its Proxy.

If you instruct CDN to appoint a person nominated by you as Nominated Proxy but do not mark 'For', 'Against', or 'Abstain', the Nominated Proxy may vote as he or she determines at the AGM.

If you mark the 'Abstain' box for a resolution, you are directing the Nominated Proxy not to vote on the resolution(s).

If you appoint a Nominated Proxy and your Nominated Proxy does not attend the AGM, the Company Secretary will vote in accordance with the instructions on the Voting Instruction Form or, for undirected proxies, in accordance with the Nominated Proxy's written instructions* provided to the Company Secretary, care of Computershare facsimile to 1300 534 987 from inside Australia or +61 3 9473 2408 from outside Australia or by email to jhxmeetings@computershare.com.au. If the Nominated Proxy does not provide written instructions to the Company Secretary care of Computershare by the earlier of (i) the time of commencement of voting on the resolutions at the AGM and (ii) **7:30am (Dublin time) / 4:30pm (Sydney time) on** Friday, 10 August 2018 then the Company Secretary intends voting in favour of the resolutions.

If you do not select either of Option A or Option B, and the Voting Instruction Form is validly signed, you will be deemed to have marked Option A.

Signing Instructions for Postal Forms

Individual: Where the CUFS holding is in one name, the CUFS holder must sign.
Joint Holding: Where the CUFS holding is in more than one name, all of the CUFS holders must sign.
Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy to this form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

Comments & Questions

If you have any comments or questions for the company, please write them on the enclosed Question Form and return with this Voting Instruction Form.

GO ONLINE TO VOTE, or turn over to complete the form ➔

Samples/000001/000001/i12

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address**. If incorrect, mark this box and make the correction in the space to the left.

I 9999999999 IND

Voting Instruction Form

Please mark ☒ to indicate your directions

STEP 1 **CHESS Depositary Nominees Pty Limited (CDN) will vote as directed**
(please mark box A **OR** insert a name in the space provided at B below)

XX

I/We, being a CUFS holder of the company, hereby instruct:

Option **A**

☐ CDN to appoint the Chairman of the meeting as its proxy

or

Option **B**

CDN to appoint the following Nominated Proxy as its proxy:

Please write the name of the person (other than the Chairman) you would like to attend and vote at the meeting in Dublin on your behalf. **If you wish to attend, speak and vote at the meeting in Dublin, write your own name.**

or failing attendance at the AGM of the person or body corporate so named, the Company Secretary to attend, speak and vote the shares underlying my/our holding of CUFS at the AGM of James Hardie Industries plc to be held on Friday, 10 August 2018 in James Hardie's Corporate Headquarters, The Cork Room, Europa House, 2nd Floor, Harcourt Centre (Block 9), Harcourt Street, Dublin 2, Ireland at 7:00am (Dublin time), and any adjournment of the meeting.

If you complete neither of the options above, and the Voting Instruction Form has been validly signed, then you will be deemed to have marked Option A.

THE BOARD OF DIRECTORS RECOMMEND A VOTE 'FOR' THE RESOLUTIONS.

STEP 2 **Items of Business**

		For	Against	Abstain
ORDINARY BUSINESS				
1.	Receive and consider the Financial Statements and reports for fiscal year 2018	☐	☐	☐
2.	Receive and consider the Remuneration Report for fiscal year 2018	☐	☐	☐
3. (a)	Elect Persio Lisboa as a director	☐	☐	☐
3. (b)	Re-elect Andrea Gisle Joosen as a director	☐	☐	☐
3. (c)	Re-elect Michael Hammes as a director	☐	☐	☐
3. (d)	Re-elect Alison Littley as a director	☐	☐	☐
4.	Authority to fix the External Auditor's Remuneration	☐	☐	☐
SPECIAL BUSINESS				
5.	Re-approve Long Term Incentive Plan	☐	☐	☐
6.	Grant of Return on Capital Employed Restricted Stock Units to Louis Gries	☐	☐	☐
7.	Grant of Relative Total Shareholder Return Restricted Stock Units to Louis Gries	☐	☐	☐
8.	Amendment of the Company's Articles of Association	☐	☐	☐

SIGN This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______ Contact Daytime Telephone ______ Date / /

JHX 999999A

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